UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of February 2026

Commission file number: 001-41482

Jeffs’ Brands Ltd

(Translation of registrant’s name into English)

7 Mezada St.
Bnei Brak, Israel 5126112
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

CONTENTS

Reverse Split

Jeffs’ Brands Ltd (the “Company”) is announcing that it will effect a reverse share split of the Company’s ordinary shares, no par value (the “Ordinary Shares”) at the ratio of 1-for-14, such that each fourteen (14) Ordinary Shares, shall be consolidated into one (1) Ordinary Share (the “Reverse Split”). The first date when the Ordinary Shares will begin trading on the Nasdaq Capital Market after implementation of the Reverse Split will be Tuesday, February 17, 2026.

Following the implementation of the Reverse Split, the Company’s authorized share capital will remain unchanged. The Reverse Split will adjust the number of issued and outstanding ordinary shares of the Company from 8,960,612 ordinary shares to approximately 640,044 ordinary shares (subject to any further adjustments based on the treatment of fractional shares).

No fractional ordinary shares will be issued as a result of the reverse split. All fractional Ordinary Shares will be rounded up to the nearest whole Ordinary Share, at the DTC participant level. In addition, a proportionate adjustment will be made to the per share exercise price and the number of shares issuable upon the exercise of all outstanding warrants and options entitling the holders to purchase Ordinary Shares. The new CUSIP number for the ordinary shares will be M61472 151. The trading symbol “JFBRW” and CUSIP number (M61472110) for the Company’s public warrants will remain unchanged following the Reverse Split.

Press Release

On February 12, 2026, the Company issued a press release titled “Jeffs’ Brands: KeepZone AI Expands Collaboration for AI-Powered Security Screening Product into High-Traffic Asian Market”, a copy of which is furnished as Exhibit 99.1 to this Report of Foreign Private Issuer on Form 6-K (this “Form 6-K”).

This Form 6-K is incorporated by reference into the Company’s Registration Statements on Form F-3 (File No. 333-277188, File No. 333-262835, File No. 333-283848, File No. 333-283904, File No. 333-285030 and File No. 333-287341) and Registration Statements on Form S-8 (File No. 333-269119, File No. 333-280459 and File No. 333-291322), to be a part thereof from the date on which this Form 6-K is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

EXHIBIT INDEX

Exhibit No.
99.1	Press Release issued by Jeffs’ Brands Ltd, dated February 12, 2026, titled “Jeffs’ Brands: KeepZone AI Expands Collaboration for AI-Powered Security Screening Product into High-Traffic Asian Market”.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Jeffs’ Brands Ltd

Date: February 12, 2026	By:	/s/ Ronen Zalayet
Ronen Zalayet
Chief Financial Officer

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